The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-114283

SUBJECT TO COMPLETION, DATED JANUARY 7, 2005

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 15, 2004)

                            Shares

Common Stock

       We are offering                     shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “AHT.” The last reported sale price of our common stock on January 7, 2005 was $10.16 per share.

       We will receive all of the net proceeds from the sale of our common stock.

       Our common stock is subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Description of our Capital Stock — Restrictions on Ownership and Transfer” on page 19 of the accompanying prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement and on page 2 of the accompanying prospectus.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before Expenses, to Us	$	$

The underwriters expect to deliver the common stock to purchasers on or about January      , 2005.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       We have granted to the underwriters the right to purchase within 30 days from the date of this prospectus supplement up to an additional                      shares of common stock at the public offering price per share, less discounts and commissions, to cover over-allotments.

Wachovia Securities	Friedman Billings Ramsey

A.G. Edwards		Legg Mason Wood Walker Incorporated

Calyon Securities (USA) Inc.	JMP Securities	Stifel, Nicolaus & Company Incorporated

The date of this prospectus supplement is January      , 2005.

Prospectus Supplement

A Warning About Forward-Looking Statements	S-ii
Prospectus Supplement Summary	S-1
Risk Factors	S-4
Use of Proceeds	S-5
Capitalization	S-6
Our Company	S-7
Additional Federal Income Tax Consequences of our Status as a REIT	S-14
Underwriting	S-16
Legal Matters	S-18
Experts	S-18

Prospectus
About This Prospectus	ii
Where You Can Find More Information	ii
Incorporation of Information by Reference	ii
A Warning About Forward-Looking Statements	iii
Our Company	1
Risk Factors	2
Use of Proceeds	18
Ratio of Earnings to Fixed Charges	18
Description of Our Capital Stock	19
Description of Our Common Stock	21
Description of Our Preferred Stock	22
Description of Our Debt Securities	26
Description of Our Warrants	30
Book-Entry Securities	31
Material Provisions of Maryland Law and of our Charter and Bylaws	33
Partnership Agreement	36
Federal Income Tax Consequences of our Status as a REIT	40
Plan of Distribution	59
Experts	61
Legal Matters	61

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. An offer to sell these securities will not be made in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is only accurate as of the date on the front cover of this prospectus supplement or accompanying prospectus, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

       We make forward-looking statements in this prospectus supplement and the accompanying prospectus, and in the information incorporated by reference into this prospectus supplement and the accompanying prospectus, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business and investment strategy;

•	our projected operating results;

•	completion of any pending transactions;

•	our ability to obtain future financing arrangements;

•	our understanding of our competition;

•	market trends;

•	projected capital expenditures; and

•	the impact of technology on our operations and business.

       The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our common stock. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

•	the factors discussed in this prospectus supplement and the accompanying prospectus, and in the information incorporated by reference into this prospectus supplement and the accompanying prospectus, including those set forth under the sections titled “Risk Factors” in this prospectus supplement and the accompanying prospectus;

•	general volatility of the capital markets and the market price of our securities;

•	changes in our business or investment strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry and the market in which we operate, interest rates or the general economy; and

•	the degree and nature of our competition.

       When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

       The following summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that is important to you. Before making a decision to invest in our common stock, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the sections entitled “Risk Factors” beginning on page S-4 of this prospectus supplement and on page 2 of the accompanying prospectus and the section entitled “Where You Can Find More Information” on page ii of the accompanying prospectus, as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. All references to “we,” “our” and “us” in this prospectus supplement means Ashford Hospitality Trust, Inc. and all entities owned or controlled by us except where it is made clear that the term means only the parent company. The term “you” refers to a prospective investor. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

The Company

       We are a Maryland corporation that was formed in May 2003 to invest in the hospitality industry at all levels of the capital structure. Since our initial public offering in August 2003, we have acquired or committed to acquire over $850 million of hotel assets. Our portfolio, assuming the acquisition of the 21-property, 4,094-room hotel portfolio transaction described below, will include 54 hotel properties containing 9,189 rooms and $79 million of debt investments. Our hotel investments are currently focused on the upscale and upper upscale lodging segments and are concentrated among Marriott, Hilton, Hyatt and Starwood brands.

       Our business strategy is to target specific opportunities created by the current strengthening lodging market while retaining the flexibility to invest in the most attractive risk-reward opportunities as they develop in the lodging business cycle. Our target investments include (i) direct hotel investments; (ii) mezzanine financing through origination or through acquisition in secondary markets; (iii) first lien mortgage financing through origination or through acquisition in secondary markets; and (iv) sale-leaseback transactions.

       We are self-advised and own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership, our operating partnership. We are the sole general partner of our operating partnership.

       We have elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes. Our principal executive offices are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Our telephone number is (972) 490-9600. Our website is http://www.ahtreit.com. The contents of our website are not a part of this prospectus supplement or the accompanying prospectus. Our shares of common stock are traded on the New York Stock Exchange, or the “NYSE,” under the symbol “AHT.”

Recent Developments

Announced Acquisition of 21-Hotel Portfolio

       On December 27, 2004, we announced that we signed a definitive agreement to acquire a 21-property, 4,094-room hotel portfolio from entities controlled by affiliates of the Fisher Brothers, the Gordon Getty Trust and George Soros, collectively as majority partners, and certain members of our senior management team, as minority partners. The total consideration for this portfolio is $250.0 million, consisting of $35.0 million in cash, $50.3 million in units of limited partnership interest in our operating partnership and the assumption of $164.7 million in debt. We will use a portion of the proceeds of this offering to (i) pay the cash portion of the purchase price for these properties, (ii) repay certain of the debt assumed in connection with the acquisition of these properties and (iii) pay certain of the expenses associated with the transaction. We currently are evaluating strategic alternatives for eight of the smaller hotels, which we refer to as non-core hotels, that contribute a relatively small portion of the net operating income to the portfolio. The remaining 13 hotel assets in the portfolio, which we refer to as the core hotels, are full service, upscale and upper-upscale hotels located in key markets across the United States.

Series B Cumulative Convertible Redeemable Preferred Stock Purchase Agreement

       Additionally, on December 27, 2004, we announced that we entered into a purchase agreement with Security Capital Preferred Growth Incorporated for the private placement of up to $75 million of our Series B cumulative convertible redeemable preferred stock consisting of two tranches of $20.0 million and $55.0 million. Under the first tranche, we sold $10.0 million, or 993,049 shares, to Security Capital on December 30, 2004. We may sell the remaining $10.0 million, or 993,049 shares, to Security Capital on or before June 30, 2005. The availability of the second tranche of $55.0 million, or 5,461,767 shares, is conditioned upon the 21-property acquisition described above closing on or before March 31, 2005. If the closing occurs by March 31, 2005, we may request the funding of any or all of the $55.0 million on or before December 23, 2005. To the extent these shares remain unsold as of certain dates, Security Capital may require us to sell specified amounts of the shares to them on such dates. Specifically, Security Capital may purchase $14.7 million, or 1,459,782 shares, on the closing date of the 21-property portfolio acquisition, and may purchase $20.0 million, or 1,986,097 shares, on June 30, 2005.

       The first 5,162,000 shares issued pursuant to this agreement will be Series B-1 Preferred Stock, which is convertible, at the option of the holder, at any time into the number of shares of our common stock obtained by dividing $10.07 by the conversion price then in effect. The initial conversion price is $10.07 and is subject to certain specified adjustments. The remaining shares will be Series B-2 Preferred Stock, which will automatically convert into Series B-1 Preferred Stock upon stockholder approval as required by the applicable rules of the NYSE or board determination that such stockholder vote is not required. The preferred dividend for the Series B preferred stock is set at the greater of $0.14 per share or the prevailing common stock dividend plus, in the case of the Series B-2 Preferred Stock, an additional dividend of $0.05015 per share beginning January 1, 2009.

Dividend Declarations

       On December 15, 2004, we announced a quarterly cash dividend of $0.15 per fully diluted share of our common stock for the fourth quarter ending December 31, 2004. The dividend is payable on January 18, 2005, to stockholders of record as of December 31, 2004, and represents a 7% increase from the common stock dividend payment for the third quarter of 2004. Investors in this offering will not receive this dividend.

       On December 17, 2004, we announced a quarterly cash dividend of $0.5878 per fully diluted share of our 8.55% Series A Cumulative Preferred Stock for the fourth quarter ending December 31, 2004. The dividend is payable on January 18, 2005, to Series A preferred stockholders of record as of December 31, 2004, and represents a partial dividend of $0.0534 per fully diluted share of Series A Preferred Stock for the period from September 22 to September 30, 2004, and the regular quarterly preferred dividend of $0.5344 per fully diluted share of Series A Preferred Stock.

Sale of Hotel Teatro Mortgage Loan

       On December 9, 2004, we sold a $10.0 million first-mortgage note receivable, secured by The Hotel Teatro in Denver, Colorado, at par. We retained a $5.0 million mezzanine note receivable on the property which bears an interest rate of LIBOR plus 11.35%, and matures in October 2006.

Acquisition of Hyatt Anaheim

       On October 1, 2004, we acquired the 654 room Hyatt Regency Orange County, in Anaheim, California for a purchase price of $81.0 million in cash, inclusive of the seller’s commitment to fund a $6.0 million renovation which was completed in November 2004.

This Offering

Issuer	Ashford Hospitality Trust, Inc.

Common Stock to be Offered	shares(1)

Common Stock to be outstanding after this offering	shares

New York Stock Exchange symbol	AHT

Use of Proceeds	We intend to use the net proceeds from the sale of the common stock to pay the cash portion of the purchase price and certain expenses related to the acquisition of the 21-hotel portfolio we currently have under contract, for the repayment of certain indebtedness and for general corporate purposes which may include the acquisition of additional hotel investments.

(1)	Excludes up to shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option.

RISK FACTORS

       An investment in our common stock involves various risks, including those described below and in the accompanying prospectus. Prospective investors should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, in determining whether to purchase the common stock offered hereby.

We may not complete the acquisition of the 21-property portfolio that we currently have under contract.

       Although we have identified a 21-hotel portfolio for acquisition, we cannot assure you that this transaction will be consummated. Consummation of this potential transaction is subject to closing conditions, including receipt of third party consents and the waiver of a right of first refusal for one of the properties included in the portfolio. Accordingly, we can give no assurance that all or part of the transaction will be consummated or that, if consummated, it would follow all of the terms set forth in the contribution and purchase and sale agreement entered into between the sellers, the contributors and us.

We may be unable to invest the net proceeds raised in this offering on acceptable terms or at all, which would harm our financial conditions and operating results.

       We will receive approximately $                     million of net proceeds from this offering, which will be available for the acquisition of the 21-hotel portfolio we currently have under contract, for future real estate investments that satisfy our investment criteria, for repayment of debt and for general corporate purposes. Until we identify real estate investments consistent with our investment criteria, we intend to invest that portion of the net offering proceeds in money market funds. We cannot assure you that we will be able to identify real estate investments that meet our investment criteria, that we will be successful in completing any investment we identify or that any investment we complete using the net proceeds of this offering will produce a return on our investment. Moreover, because we have identified only a limited number of future investments at the time of this offering, we will have broad authority to invest the excess net proceeds of this offering in any real estate investments that we may identify in the future.

USE OF PROCEEDS

       We expect that the net proceeds to us from this offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $      million ($      million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from this offering for

(i) the payment of the $35.0 million cash portion of the purchase price and certain expenses related to the acquisition of the 21-hotel portfolio we currently have under contract;

(ii) the repayment of certain indebtedness including:

•	the repayment of approximately $14.7 million of debt we will assume in connection with our acquisition of the 21-hotel portfolio we currently have under contract, which bears an interest rate of LIBOR plus 9.0% and is scheduled to mature in September 2008, and

•	the repayment of the $18.0 million outstanding balance of our credit facility, which includes affiliates of Wachovia Capital Markets, LLC and Calyon Securities (USA) Inc. as participating lenders, and which bears an interest rate ranging from 200 to 230 basis points over LIBOR and is scheduled to mature in August 2007, the proceeds of which were used to take advantage of multiple investment opportunities and for general corporate purposes throughout the year; and

(iii) general corporate purposes, which may include additional hotel investments.

       In the ordinary course of our business, we continually evaluate hotel properties for possible acquisition by us or in regard to the possibility of our making mezzanine loans relating to hotel properties. At any given time, we may be a party to one or more non-binding letters of intent or conditional purchase agreements with respect to these possible acquisitions or loans and may be in various stages of due diligence and underwriting as part of our evaluations. Consummation of any potential transaction is necessarily subject to significant outstanding conditions, including satisfactory completion of our due diligence. As a result, we can make no assurance that any such transaction will be completed, or, if completed, what the terms or timing of the transaction will be.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004 on a historical basis and as adjusted to give effect to (i) the acquisition of the one hotel property we have acquired since September 30, 2004; (ii) the consummation of this offering at an assumed offering price of $           per share; (iii) the sale of 993,049 shares of Series B-1 Preferred Stock to Security Capital; and (iv) the completion of the acquisition of the 21-property portfolio we currently have under contract, using a portion of the net proceeds of this offering for the cash portion of the acquisition price.

	September 30, 2004
	(unaudited)

		Pro Forma		Pro Forma
	Actual	Adjustments		As Adjusted

Debt:
Mortgage notes payable	$286,422,168	$15,000,000	(1)	$433,173,139
		(213,952	)(2)
		(271,032	)(3)
		(17,764,045	)(4)
		150,000,000	(5)
Capital leases payable	369,927			369,927
Redeemable Preferred Stock:
Series B-1 Cumulative Convertible Redeemable Preferred Stock, 993,049 shares issued and outstanding		10,000,000	(6)	10,000,000
Series B-2 Cumulative Convertible Redeemable Preferred Stock, no shares issued or outstanding
Stockholders’ equity:
Common Stock, $.01 par value per share 200,000,000 shares authorized, 25,810,447 issued and outstanding, issued and outstanding as adjusted	$258,104			258,104
8.55% Series A Cumulative Preferred Stock, 2,300,000 shares issued and outstanding	23,000	—		23,000
Additional paid in capital	235,124,140			235,124,140
Unearned compensation and accumulated deficit	(4,542,279)			(4,542,279)
Accumulated other comprehensive loss	(102,831)			(102,831)
Accumulated deficit	(8,511,813)			(8,511,813)

Total capitalization	$509,040,416	$156,750,971		$665,791,387

(1)	On October 1, 2004, we borrowed an additional $15.0 million under our credit facility and added one hotel to the borrowing base.

(2)	On December 21, 2004, we received a paydown of $794,154 on one of our mezzanine loan receivables, which was partially used to paydown one of our mortgage notes payable by $213,952.

(3)	On January 5, 2005, we received a paydown of $614,706 on one of our mezzanine loan receivables, which was partially used to paydown one of our mortgage notes payable by $271,032.

(4)	Payoff of credit facility with proceeds of this offering.

(5)	$164.7 million of debt to be assumed upon completion of acquisition of 21-property portfolio, net of $14.7 million pay down.

(6)	On December 30, 2004, we issued 993,049 shares of Series B-1 Preferred Stock at $10.07 per share.

OUR COMPANY

Overview

       We are a Maryland corporation that was formed in May 2003 to invest in the hospitality industry at all levels of the capital structure. Since our initial public offering in August 2003, we have acquired or committed to acquire over $850 million of hotel assets. Our portfolio, assuming the acquisition of the 21-hotel portfolio we recently agreed to acquire, will include 54 hotel properties containing 9,189 rooms and $79 million of debt investments. Our hotel investments are currently focused on the upscale and upper upscale lodging segments and are concentrated among Marriott, Hilton, Hyatt and Starwood brands.

       Our current investment strategy is to target specific opportunities created by the current strengthening lodging market, while retaining the flexibility to invest in the most attractive risk-reward opportunities as they develop in the lodging business cycle. We believe that the U.S. economy is currently in an expansion phase and that the underlying cash flows of hotels will continue to improve due to favorable supply/demand dynamics. We believe that our current investment policies, particularly our current focus on the upscale and upper-upscale lodging segments, will allow us to participate in the continued improvement in performance within the lodging industry. However, we also believe that as supply, demand and capital market cycles change, we will be able to shift our investment strategies to take advantage of newly-created lodging investment opportunities as they develop. Currently, we do not focus our acquisitions on any specific geographical market. While our current investment strategies are well defined, our board of directors may change our investment policies at any time without stockholder approval.

       We are self-advised and own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership, our operating partnership. We are the sole general partner of our operating partnership.

       We have elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes. Because of limitations imposed on REITs in operating hotel properties, third-party managers manage each of our hotel properties. Remington Lodging & Hospitality, L.P., or Remington Lodging, is our primary property manager, managing 14 of our 33 existing hotel properties, as well as all of the 21 hotel properties in the portfolio currently under contract. Our remaining 19 hotel properties are managed by management companies unaffiliated with us. Remington Lodging is wholly owned by Mr. Archie Bennett, our Chairman, and Mr. Montgomery J. Bennett, our President and Chief Executive Officer. With the exception of Douglas Kessler, our Chief Operating Officer, all members of our senior management team worked together at Remington Hotel Corporation, an affiliate of Remington Lodging, and related entities, since 1992.

       We currently have 27 full-time employees. The employees perform directly or through our operating partnership various acquisition, development, redevelopment, and corporate management functions. All persons employed in the day-to-day operation of our hotels are employees of the management companies engaged by our lessees, and are not our employees.

Our Business Strategy

       We intend to continue to invest in a variety of lodging-related assets based upon our evaluation of diverse market conditions. These investments may include: (i) direct hotel investments; (ii) mezzanine financing through origination or through acquisition in secondary markets; (iii) first lien mortgage financing through origination or through acquisition in secondary markets; and (iv) sale-leaseback transactions.

       Our strategy is designed to take advantage of current lodging industry conditions and to adjust to changes in market conditions over time. In the current market, we believe we can continue to purchase assets at discounts to previous trading ranges or replacement costs and acquire or originate debt positions with attractive relative yields. Over time, our assessment of market conditions will determine asset reallocation strategies. While we seek to capitalize on favorable market fundamentals, conditions beyond our control may have an impact on overall profitability and on the investment returns.

       Our business strategy of combining lodging-related equity and debt investments seeks, among other things, to:

•	capitalize on both current yield and price appreciation, while simultaneously offering diversification of types of assets within the hospitality industry;

•	vary investments across an array of hospitality assets to take advantage of market cycles for each asset class; and

•	offer an attractive liquidity alternative to asset sales (through structure and tax deferral) and traditional financing (due to rate, structure, loan-to-value and asset class).

       Our investment strategy primarily targets limited and full service hotels in primary, secondary and resort markets throughout the United States. To take full advantage of current and future investment opportunities in the lodging industry, we will invest according to the asset allocation strategies described below. Due to ongoing changes in market conditions we will continually evaluate the appropriateness of our investment strategies, and our board of directors may change any or all of these strategies at any time.

Investments in Real Estate or Interests in Real Estate

       Direct Hotel Investments. In connection with our initial public offering, we acquired six hotel properties. Since then, we have acquired 27 additional hotel properties and committed to acquire 21 additional hotel properties, which represents a total investment, assuming the acquisition of the 21-hotel portfolio, of approximately $769 million. In selecting the hotels that we have acquired since our initial public offering, we have targeted hotels that either offer a high current return or have the opportunity to increase in value through repositioning, capital investments, market based recovery or improved management practices. We intend to continue acquiring existing hotels and, under appropriate market conditions, may develop new hotels. Our direct hotel acquisition strategy will follow similar investment criteria and will seek to achieve both current income and income from appreciation. Our direct hotel investments will represent approximately 91% of our total investments, assuming completion of the acquisition of the 21-hotel portfolio we currently have under contract.

       Sale-Leaseback Transactions. To date, we have not participated in any sale-leaseback transactions. However, if the lodging industry fundamentals shift such that sale-leaseback transactions become more attractive investments, we intend to purchase hotels and lease them back to their existing hotel owners.

Investments in Financial Assets

       Mezzanine Financing. Since the date of our initial public offering, we have acquired or originated seven subordinated loans, also known as mezzanine loans, representing a total investment of approximately $79.0 million. These loans are secured by junior mortgages on hotels or pledges of equity interests in entities owning hotels and, in one instance, by a junior participation in a first mortgage. We expect the current yield, on a risk-adjusted basis, on each of these mezzanine loans to provide attractive returns. The loans we have acquired or originated relate to upscale or full service hotels that we believe require no significant near-term capital expenditures, have reputable managers and are located in good or emerging sub-markets.

       We intend to continue to acquire or originate mezzanine loans. Mezzanine loans that we may acquire in the future may be secured by individual assets as well as cross-collateralized portfolios of assets. Although these types of loans generally have greater repayment risks than first mortgages due to the subordinated nature of the loans, we have a disciplined approach in underwriting the value of the asset. We expect this asset class to provide us with attractive yields and potentially allow us to participate in the improving economics of the underlying hotel. In addition, subject to restrictions applicable to REITs, we may acquire or originate corporate-level mezzanine loans on an unsecured basis. Our mezzanine loans will represent approximately 9% of our total investments, assuming completion of the acquisition of the 21-hotel portfolio we currently have under contract.

       First Mortgage Financing. We have originated one first mortgage which was subsequently sold and one junior participation in a first mortgage, which we refer to as a mezzanine loan throughout this prospectus supplement. As interest rates increase and the dynamics in the hotel industry make first mortgage investments more attractive, we intend to acquire, potentially at a discount to par, or originate loans secured by first priority mortgages on hotels. We may be subject to certain state-imposed licensing regulations related to commercial mortgage lenders, with which we intend to comply. However, because we are not a bank or a federally chartered lending institution, we are not subject to the state and federal regulatory constraints imposed on such entities. Also, because we do not currently intend to securitize our assets, we expect to be able to offer more flexible terms than commercial lenders who contribute loans to securitized mortgage pools. We anticipate that this asset class will provide us with stable, attractive current yields.

Our Existing Assets

      Presented in the table below is certain information regarding our existing hotel portfolio.

		Year Built/
Hotel Property	Location	Renovated	Rooms

Properties Acquired upon Completion of our IPO:
Embassy Suites	Austin, TX	1998	150
Embassy Suites	Dallas, TX	1998	150
Embassy Suites	Herndon, VA	1998	150
Embassy Suites	Las Vegas, NV	1999	220
Radisson Hotel	Covington, KY	1972/2000	236
Radisson Hotel	Holtsville, NY	1989/2001	188
Properties Acquired since Completion of our IPO:
Courtyard by Marriott	Bloomington, IN	1996	117
Courtyard by Marriott	Columbus, IN	1998	90
Courtyard by Marriott	Louisville, KY	2002	150
Doubletree Guest Suites	Columbus, OH	1985	194
Doubletree Guest Suites	Dayton, OH	1987	137
Embassy Suites	Flagstaff, AZ	1988	119
Embassy Suites	Phoenix, AZ	1981	229
Embassy Suites	Syracuse, NY	1990	215
Fairfield Inn & Suites	Kennesaw, GA	1996	87
Fairfield Inn by Marriott	Evansville, IN	1995	110
Fairfield Inn by Marriott	Princeton, IN	1998	73
Hampton Inn	Lawrenceville, GA	1997	86
Hampton Inn	Evansville, IN	1991	141
Hampton Inn	Terre Haute, IN	2000	112
Hampton Inn	Horse Cave, KY	1998	101
Hampton Inn — Mall of Georgia	Buford, GA	2000	92
Hilton Garden Inn	Jacksonville, FL	1999	119
Homewood Suites	Mobile, AL	1998	86
Hyatt Regency	Anaheim, CA	1984/2001	654
Marriott Residence Inn	Lake Buena Vista, FL	2001	210
Residence Inn	Evansville, IN	1998	78
Sea Turtle Inn	Atlantic Beach, FL	1972/2000	193
Sheraton Bucks County	Langhorne, PA	1986	187
SpringHill Suites by Marriott	Baltimore, MD	2001	133
SpringHill Suites by Marriott	Kennesaw, GA	2001	90
SpringHill Suites by Marriott	Buford, GA	2001	96
SpringHill Suites by Marriott	Jacksonville, FL	2000	102

Total			5,095

      We own each of these hotels in fee simple, except for the Radisson Hotel Cincinnati Riverfront, which we own part in fee simple and part pursuant to a ground lease which expires in 2070 (including all extensions) and the Doubletree Guest Suites in Columbus, Ohio, which has been built on an air rights lease above the parking garage with 42 years remaining.

      Presented in the table below is selected unaudited information related to our existing hotel portfolio for the three and nine months ended September 30, 2004.

	Three Months Ended	Nine Months Ended
	September 30, 2004	September 30, 2004

Consolidated (Pro Forma)
Room revenues	$29,414,869	$84,763,854
RevPar	$71.99	$69.68
Occupancy	74.17%	72.16%
ADR	$97.06	$96.56

      Presented in the table below is certain information regarding our existing loan portfolio as of the date of this prospectus supplement.

		Origination or	Loan
Property	Location	Acquisition Date	Balance	Interest Rate	Maturity Date

Hilton Times Square	New York, NY	November 26, 2003	$9,936,033	LIBOR + 900 bps 2% LIBOR floor	August 2006, with two one-year extension options(1)
Adam’s Mark	Denver, CO	January 23, 2004	15,000,000	LIBOR + 900 bps	February 2006, with three one-year extension options(2)
13 Wyndham-owned hotels(3)	10 states	March 4, 2004	16,299,303	LIBOR + 870 bps 2.5% LIBOR floor	July 2005, with three one-year extension options(4)
Embassy Suites	Boston, MA	March 19, 2004	15,000,000	LIBOR + 1025 bps 1.75% LIBOR floor	April 2007, with two one-year extension options(5)
Northland Inn & Conference Center	Brooklyn Park, MN	March 24, 2004	6,811,509	greater of 12% or LIBOR + 1000 bps 2% LIBOR floor	January 2006(6)
Westin	Westminster, CO	September 10, 2004	11,000,000	14%	September 1, 2011(7)
Hotel Teatro	Denver, CO	September 20, 2004	5,000,000	LIBOR + 1135 bps	October 2006(8)

Total			$79,046,845

(1)	Interest only payments until August 2004, with amortization thereafter based on a 25-year repayment schedule. The terms of the loan prohibit prepayment through August 2004, and thereafter the loan may be prepaid subject to decreasing prepayment premiums until February 2006, when no prepayment premium is payable.

(2)	Interest only payments for the first two years, with amortization during the second and third extension periods based on a 25-year repayment schedule. The terms of the loan prohibit prepayment before December 2004, and thereafter the loan may be prepaid subject to decreasing prepayment premiums until September 2005, when no prepayment premium is available.

(3)	Includes eight Wyndham hotels, two Hilton hotels, two Doubletree hotels and one Radisson Hotel.

(4)	Prepayment terms are based on a 25-year repayment schedule, and the terms of the loan prohibit prepayment until July 2005, except for designated “sale properties.”

(5)	Interest only payments through maturity. The terms of the loan prohibit prepayment through September 2005.

(6)	Interest only payments through maturity. At maturity, an additional payment will be due to reflect an accrual rate that is the greater of 15% or LIBOR plus 1300 basis points (2% LIBOR floor).

(7)	Interest will accrue for the first two years at the rate of 14% per annum, but payments due during this time will be equal to an interest only payment at the rate of 12% per annum, unless cash flow supports the payment of the interest only payments at the rate of 14% per annum. Following the second anniversary, through maturity, interest only payments at the rate of 14% per annum will be due.

(8)	Interest only payment through maturity.

Properties Under Contract

      We currently have 21 additional hotel properties under contract, and we intend to acquire these properties for total consideration of approximately $250.0 million, comprised of $35.0 million in cash, $50.3 million in units of limited partnership interest in our operating partnership and the assumption of $164.7 million in debt. We will acquire these properties from entities controlled by affiliates of the Fisher Brothers, the Gordon Getty Trust and George Soros, collectively as majority partners, and certain members of our senior management team, as minority partners. We will use a portion of the proceeds of this offering to (i) pay the cash portion of the purchase price for these properties, (ii) repay certain of the debt assumed in connection with the acquisition of these properties and (iii) pay certain of the expenses associated with this transaction. We currently are evaluating strategic alternatives for eight of the smaller hotels that contribute a relatively small portion of the net operating income to the portfolio. Completion of this acquisition is subject to customary conditions, including receipt of third party consents and a waiver of a right of first refusal for one of the properties in the portfolio and we cannot assure you that we will be able to complete this acquisition or that the terms we have negotiated will not change.

		Year Built/
Hotel Property	Location	Renovated	Rooms

Core Hotel Properties in Portfolio
Crowne Plaza	Key West, FL	1925/2001	160
Crowne Plaza	Beverly Hills, CA	1973/2001	260
Embassy Suites	Houston, TX	1989/1996	150
Embassy Suites and Admiralty Office Building	Palm Beach Gardens, FL	1989/1996	160
Hilton	St. Petersburg, FL	1971/2004	333
Hilton Clear Lake	Houston, TX	1985/2000	243
Historic Inns	Annapolis, MD	1748/2004	124
Radisson	Rockland, MA	1988/2001	127
Radisson	Milford, MA	1985/2004	173
Radisson	Ft. Worth, TX	1920/2004	517
Radisson Airport	Indianapolis, IN	1962/2001	259
Radisson City Center	Indianapolis, IN	1968/2000	371
Sheraton	Minnetonka, MN	1985/2000	222

Subtotal			3,099
Non-Core Hotel Properties in Portfolio
Best Western	Dallas, TX	1981/2002	70
Gull Wing Suites	South Yarmouth, MA	1988	136
Holiday Inn	Coral Gables, FL	1971/2001	168
Howard Johnson	Commack, NY	1964/1999	109
Howard Johnson	Westbury, NY	1967/1994	80
Inn on the Square	Falmouth, MA	1987/2001	72
Ramada Inn Regency	Hyannis, MA	1982/2000	196
Ramada Inn	Warner Robins, GA	1983/1996	164

Subtotal			995

Total			4,094

      Presented in the table below is selected unaudited information related to the hotels in the 21-hotel portfolio we currently have under contract for the nine months ended September 30, 2004.

	Nine Months Ended
	September 30, 2004

	Core Hotel	Non-Core Hotel
	Properties	Properties

Consolidated (Pro Forma)
Room revenues	$75,788,568	$13,834,504
RevPar	$67.00	$38.09
Occupancy	68.6%	53.2%
ADR	$97.60	$71.58

ADDITIONAL FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

       The following discussion addresses certain new developments under United States federal income tax law that could affect the purchase, ownership and disposition of our common stock. Investors should consult the discussion in the accompanying prospectus under the heading “Federal Income Tax Consequences of Our Status as a REIT” for a more detailed summary of the United States federal income tax consequences of the purchase, ownership and disposition of the common stock.

       The American Jobs Creation Act of 2004. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004 (the “Jobs Act”). In general, starting with our 2005 taxable year, the Jobs Act will modify the REIT income tests, asset tests and other requirements for maintaining REIT qualification. In addition, the Jobs Act will affect the treatment of non-U.S. stockholders. The Jobs Act also contains a number of relief provisions that make it easier for REITs to satisfy some of the REIT income and asset tests, while other relief provisions enable REITs to prevent terminations of their REIT status due to inadvertent violations of some of the technical REIT requirements. As with any new legislation, there may be some uncertainties regarding the particular application of the new provisions.

       REIT Asset Tests. A REIT may not hold more than 10% of the value of the outstanding securities of a single issuer. The Jobs Act expands significantly the number and nature of securities that are no longer subject to testing under the 10% value test. See “Federal Income Tax Consequences of Our Status as a REIT — Asset Tests” in the prospectus. Thus, in addition to “straight debt,” the 10% value test will not apply to (A) any loan made to an individual or an estate, (B) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (C) any obligation to pay rents from real property, (D) securities issued by certain governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (E) any security issued by another REIT and (F) any other arrangement that, as determined by the IRS, is excepted from the definition of a security. The Jobs Act also modifies the definition of “straight debt” effective for taxable years beginning after December 31, 2000, to provide that certain contingency features do not result in an obligation failing to qualify as straight debt. The Jobs Act does, however, limit the definition of “straight debt” by providing that no securities issued by a corporation or partnership shall qualify as straight debt if the REIT (or a “taxable REIT subsidiary” in which the REIT owns a greater than 50% interest, as measured by vote or value) owns non-straight debt securities of such issuer that represent more than 1% of the total value of all securities of such issuer.

       The Jobs Act provides that, for taxable years beginning after December 31, 2000, certain debt instruments issued by a partnership that do not qualify as “straight debt” are not subject to testing under the 10% value test to the extent of the REIT’s interest as a partner in that partnership. In addition, such debt instruments are completely excluded from testing under the 10% value test if at least 75% of the partnership’s gross income (excluding income from “prohibited transactions”) consists of income described in the 75% gross income test discussed under “Federal Income Tax Consequences of Our Status as a REIT — Income Tests” in the accompanying prospectus.

       Starting with our 2005 taxable year, we will be less likely to lose our status as a REIT if we have more than 5% of our total assets in the securities of one issuer or if we hold more than 10% (by vote or by value) of the securities of any one issuer (determined each quarter). First, if (i) the value of the assets causing us to violate the 5% or 10% tests does not exceed the lesser of (A) 1% of the value of our assets at the end of the quarter in which the violation occurs, or (B) $10,000,000, and (ii) if we cure the violation either by disposing of such assets within six months of the end of the quarter in which we identify the failure or by otherwise satisfying the 5% and 10% tests within such time period, then we will not lose our REIT status. Second, if the value of the assets that cause the violation exceeds the lesser of the 1% or $10,000,000 threshold, then we will still maintain our REIT status provided (i) our failure to satisfy the 5% or 10% tests was due to reasonable cause and not due to willful neglect, (ii) we file a schedule with the IRS describing the assets causing the violation, (iii) we cure the violation either by disposing of the assets within six months of the end of the quarter in which we identify the failure or by otherwise satisfying the

5% and 10% tests within such time period and (iv) we pay a “penalty tax.” The penalty tax is equal to the greater of (A) $50,000 or (B) the product derived by multiplying the highest federal corporate income tax rate by the net income generated by the non-qualifying assets during the period of the failure. This second rule also applies if less than 75% of our total assets are represented by real estate or if more than 20% of our total assets are represented by the securities of one or more taxable REIT subsidiaries.

       REIT Gross Income Tests. The Jobs Act excludes from the 95% REIT income test any income arising from “clearly identified” hedging transactions that are entered into by the REIT in the normal course of business, either directly or through certain subsidiary entities, to manage the risk of interest rate movements, price changes, or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by the REIT to acquire or carry real estate assets. In general, for a hedging transaction to be “clearly identified,” (A) the transaction must be identified as a hedging transaction before the end of the day on which it is entered into, and (B) the items or risks being hedged must be identified “substantially contemporaneously” with the hedging transaction, meaning that the identification of the items or risks being hedged must generally occur within 35 days after the date the transaction is entered into.

       Prior to the Jobs Act, if less than 95% of our gross income was from certain passive sources (for example, rents, interests and dividends) but we otherwise avoided disqualification as a REIT, then we were subject to a penalty tax based on the amount by which 90% of our gross income exceeded our gross income from such passive sources. Starting with our 2005 taxable year, if less than 95% of our gross income is from certain passive sources but we satisfy all other requirements to continue to qualify as a REIT, then we will be subject to a penalty tax based on the amount by which 95% of our gross income exceeds our gross income from such passive sources.

       Other REIT Qualification Tests. Starting with our 2005 taxable year, if we fail to satisfy one or more requirements for REIT qualification other than the gross income tests and asset tests due to reasonable cause and not willful neglect, then we may still qualify as a REIT provided we pay a “penalty tax” of $50,000 for each failure.

       We cannot predict whether we will be able to take advantage of these relief provisions if we fail to satisfy any income test, asset test or other REIT qualification test.

       Treatment of non-U.S. Stockholders. Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), capital gain dividends attributable to gain from the sale or exchange of United States real property interests are taxable to our non-U.S. stockholders as if such capital gain dividends were effectively connected with a U.S. business. For taxable years beginning after October 22, 2004, capital gain dividends paid to a non-U.S. stockholder with respect to our common stock (so long as our common stock is regularly traded on an established securities market in the U.S.) are not subject to FIRPTA if the non-U.S. stockholder has not owned more than 5% of our common stock at any time during the taxable year in which the dividend is received. Instead, such capital gain dividends will be treated as ordinary dividends, subject to withholding at a 30% rate or lower rate applicable under an income tax treaty.

       INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE IMPACT OF THE JOBS ACT ON THE CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR SHARES.

UNDERWRITING

       Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Wachovia Capital Markets, LLC and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Underwriters	Number of Shares

Wachovia Capital Markets, LLC
Friedman, Billings, Ramsey & Co., Inc.
A.G. Edwards & Sons, Inc.
Legg Mason Wood Walker, Incorporated
Calyon Securities (USA) Inc.
JMP Securities LLC
Stifel, Nicolaus & Company, Incorporated

Total

       The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are severally obligated to take and pay for all common stock offered hereby (other than those covered by the underwriters’ over-allotment option described below) if any such common stock is taken.

       The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at a price that represents a concession not in excess of           per share below the public offering price. Any underwriters may allow, and such dealers may re-allow, a concession not in excess of           per share to other underwriters or to certain dealers. After the initial offering of the common stock, the offering price and other selling terms may from time to time be varied by the representatives.

       We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of                     additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter’s name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

       The following table shows the per share and total underwriter discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase common stock, as described above.

Total

		No	Full
	Per	Exercise of	Exercise of
	Share	Option	Option

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

       We estimate that the total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $               .

       In connection with this offering, the underwriters may purchase and sell common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions.

       An over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of some bids or purchases of common stock made for the purpose of preventing or slowing a decline in the market price of the common stock while the offering is in progress. In addition, the underwriters may impose penalty bids, under which they may reclaim the selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.

       Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the common stock or preventing or slowing a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

       Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. These transactions may be effected on the NYSE, the over-the-counter market or otherwise.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

       Each of our executive officers and directors has agreed, for a period of 45 days from the date hereof, subject to certain exceptions, not to sell or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by such executive officer or director, including any interests in the operating partnership, without the prior written consent of Wachovia Capital Markets, LLC and Friedman, Billings, Ramsey & Co., Inc. We have also agreed that for a period of 45 days from the date hereof, we will not, without the prior written consent of Wachovia Capital Markets, LLC and Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any shares of our common stock or any securities that are substantially similar to our common stock, including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive our common stock, but excluding shares of our Series B-1 or Series B-2 Preferred Stock which we may sell to Security Capital pursuant to the terms of our purchase agreement.

       The underwriters or their affiliates from time to time provide and may in the future provide investment banking, commercial banking and financial advisory services to us, for which they have received and may receive customary compensation. Affiliates of Wachovia Capital Markets, LLC and Calyon Securities (USA) Inc. are participating lenders under our $60.0 million secured credit facility. A portion of the net proceeds of this offering will be used to repay outstanding amounts under this facility.

       We expect that delivery of the common stock will be made against payment therefor on or about January      , 2005, which will be the third business day following the date of pricing of the shares of common stock offered hereby. Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise at the time of the transaction. Accordingly, purchasers who wish to trade the shares of common stock on or before January      , 2005 will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL MATTERS

       Certain legal matters in connection with this offering will be passed upon for us by Andrews Kurth LLP, Dallas, Texas. In addition, the description of federal income tax consequences contained in the section of this prospectus supplement entitled “Additional Federal Income Tax Consequences of Our Status as a REIT” and in the section of the accompanying prospectus entitled “Federal Income Tax Consequences of Our Status as a REIT” is based on the opinion of Andrews Kurth LLP. Certain legal matters related to the offering will be passed upon for the underwriters by Alston & Bird LLP, Raleigh, North Carolina. Certain Maryland law matters in connection with this offering will be passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland. Andrews Kurth LLP and Alston & Bird LLP will rely on the opinion of Hogan & Hartson L.L.P. as to all matters of Maryland law.

EXPERTS

       The consolidated balance sheet of Ashford Hospitality Trust, Inc. as of December 31, 2003 and the combined balance sheet of the predecessor as of December 31, 2002, and Ashford Hospitality Trust, Inc.’s consolidated statements of operations, owners’ equity, and cash flows for the period from August 29, 2003 (inception) to December 31, 2003, and the predecessor’s combined statements of operations, owner’s equity, and cash flows for the period from January 1, 2003 to August 28, 2003, and the years ended December 31, 2002 and 2001 and related schedule, incorporated by reference into this prospectus supplement and the accompanying prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is also incorporated by reference into this prospectus supplement and accompanying prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

       The combined historical summaries of revenue and direct operating expenses of the Hilton Garden Inn in Jacksonville, Florida, SpringHill Suites by Marriott in Jacksonville, Florida, Homewood Suites in Mobile, Alabama and Hampton Inn in Atlanta/ Lawrenceville, Georgia, incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports, which are also incorporated by reference into this prospectus supplement and the accompanying prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

       The historical summaries of revenue and direct operating expenses of Marriott Residence Inn in Lake Buena Vista, Florida, Sea Turtle Inn in Atlantic Beach, Florida, Sheraton Bucks County Hotel and adjacent office complex in Philadelphia, Pennsylvania and SpringHill Suites by Marriott in Baltimore, Maryland, incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports, which are also incorporated by reference into this prospectus supplement and the accompanying prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

       The combined historical summary of revenue and direct operating expenses of Hampton Inn in Buford, Georgia, SpringHill Suites by Marriott in Buford, Georgia, Fairfield Inn & Suites in Kennesaw, Georgia and SpringHill Suites by Marriott in Kennesaw, Georgia, incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by Holland Shipes Vann, P.C., independent auditors, as set forth in their report, which is also incorporated by reference into this prospectus supplement and the accompanying prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

       The combined historical summary of revenue and direct operating expenses of Hampton Inn in Evansville, Indiana, Hampton Inn in Terre Haute, Indiana, Hampton Inn in Horse Cave, Kentucky, Fairfield Inn in Evansville, Indiana, Fairfield Inn in Princeton, Indiana, Courtyard by Marriott in Bloomington, Indiana, Courtyard by Marriott in Columbus, Indiana, Courtyard by Marriott in Louisville, Kentucky, and Residence Inn in Evansville, Indiana, incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by Holland Shipes Vann, P.C., independent auditors, as set forth in their report, which is also incorporated by reference into this prospectus supplement and the accompanying prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

       The historical summary of revenue and direct operating expenses of Hyatt Regency Orange County, in Anaheim, California, incorporated by reference into this prospectus supplement and the accompanying prospectus, has been audited by Holland Shipes Vann, P.C., independent auditors, as set forth in their report, which is also incorporated by reference into this prospectus supplement and the accompanying prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

       The combined historical summaries of revenue and direct operating expenses of Historic Inns in Annapolis, Maryland, Holiday Inn in Coral Gables, Florida, Inn on the Square in Falmouth, Massachusetts, Ramada Regency Inn in Hyannis, Massachusetts, Crowne Plaza in Key West, Florida, Sheraton in Minnetonka, Minnesota, Radisson in Rockland, Massachusetts, Gull Wing Suites in South Yarmouth, Massachusetts, Ramada Inn in Warner Robbins, Georgia, Best Western in Dallas, Texas, Radisson in Ft. Worth, Texas, Crowne Plaza in Los Angeles, California, Radisson Airport in Indianapolis, Indiana, Radisson City Center in Indianapolis, Indiana, Radisson in Milford, Massachusetts, Embassy Suites in Houston, Texas, Nassau Bay Hilton in Nassau Bay, Texas, Hilton in St. Petersburg, Florida, Embassy Suites and Admiralty Office Building in Palm Beach, Florida, Howard Johnson in Commack, New York and Howard Johnson in Westbury, New York, incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by Berdon LLP, independent auditors, as set forth in their report, which is also incorporated by reference into this prospectus supplement and the accompanying prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             Shares

Common Stock

PROSPECTUS SUPPLEMENT

January      , 2005

Wachovia Securities

Friedman Billings Ramsey
A.G. Edwards
Legg Mason Wood Walker
Incorporated
Calyon Securities (USA) Inc.
JMP Securities
Stifel, Nicolaus & Company
Incorporated